homeshake Nick Rabin <nick@homeshake.com>

Invest in Homeshake

Nick Rabin <nick@homeshake.com> Sat, Aug 13, 2022 at 2:34 PM
To: tony.roberts@marinerwealthadvisors.com

Hi Tony, check out this short video:

Tony Roberts - Watch Video



Here is a link to learn more and share with others: https://wefunder.com/homeshake

Nick Rabin
Founder & CEO
homeshake

Homeshake wins 2022 innovation award for real estate
Cincinnati startup Homeshake already one of region's largest real estate firms
See what customers are saying about Homeshake

Testing the waters legal disclosure. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

homeshake

Jonathan Bennie <jonathan@homeshake.com>

Invest in Homeshake

1 message

Jonathan Bennie <jonathan@homeshake.com> Tue, Aug 23, 2022 at 9:22 AM

To: Brad Patterson <bradleyjaypatterson@gmail.com>, Claire Patterson <claire.liron@gmail.com>

Morning, Brad and Claire!

Have some exciting Homeshake news for you - check out this short video:

Brad & Claire Patterson - Watch Video



Here is a link to learn more and share with others: wefunder.com/homeshake

--

homeshake

Jonathan Bennie

Co-Founder & Real Estate Attorney

jonathan@homeshake.com

www.homeshake.com

Homeshake wins Cincy Inno's annual Fire Award for Real Estate

Cincinnati homebuying startup Homeshake already one of region's largest real estate firms

See what our customers say about Homeshake!

Legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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